UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2013

Commission File Number: 001-34988

SKY-MOBI LIMITED

10/F, Building B, United Mansion

No. 2, Zijinghua Road, Hangzhou

Zhejiang 310013

People’s Republic of China

(86-571) 8777-0978

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-    N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SKY-MOBI LIMITED

By:	/s/ Carl Yeung
Name: Carl Yeung
Title: Chief Financial Officer

Date: May 13, 2013

EXHIBIT INDEX

Page

Exhibit 99.1 –Press Release	4

Exhibit 99.1

Sky-mobi Limited Announces Unaudited Financial Results

for the Fourth Quarter and Full Fiscal Year 2013

HANGZHOU, China, May 13, 2013 – Sky-mobi Limited (“Sky-mobi” or the “Company”) (NASDAQ: “MOBI”), a leading mobile application store and mobile social network community operator in China, today announced unaudited financial results for the fourth quarter (“fourth quarter 2013”) and fiscal year ended March 31, 2013.

Fourth Quarter 2013 Highlights

•

Total revenues decreased 10.1% to RMB161.0 million (US$25.9 million) compared to RMB179.0 million in the fiscal fourth quarter ended March 31, 2012 (“fourth quarter 2012”). Revenues collected from third party channels (i.e., revenues not collected through mobile network operators) represented 21.4% of total revenues

•	Gross margin increased to 37.5%, up from 31.6% in fourth quarter 2012

•	Non-IFRS[1] gross margin increased to 37.6%, up from 31.8% in fourth quarter 2012

•	Profit from operations increased 230.6% to RMB29.7 million (US$4.8 million), up from RMB9.0 million in fourth quarter 2012

•	Non-IFRS profit from operations increased 96.4% to RMB33.4 million (US$5.4 million), up from RMB17.0 million in fourth quarter 2012

•	Net profit increased 151.7% to RMB30.2 million (US$4.9 million), up from RMB12.0 million in fourth quarter 2012

•	Non-IFRS net profit increased 69.3% to RMB33.9 million (US$5.5 million), up from RMB20.0 million in fourth quarter 2012

•	Basic and diluted earnings per common share (“EPS”) were RMB0.12 (US$0.02), which represents the equivalent of RMB0.95 (US$0.15) per ADS[2]

[1]	Non-IFRS figures exclude share-based compensation expenses. Please see “About Non-IFRS Financial Measures” in this release for more information.
[2]	American Depositary Shares (“ADSs”) are traded on the NASDAQ Global Market, each of which represents eight common shares of the Company.

•	Non-IFRS basic and diluted EPS were RMB0.13 (US$0.02), which represents the equivalent of RMB1.06 (US$0.17) per ADS

Fiscal Year 2013 Highlights

•	Total revenues decreased 12.3% to RMB601.1 million (US$96.8 million) compared to RMB685.6 million in fiscal year 2012. Revenues collected from third party channels represented 23.4% of total revenues

•	Gross margin was 30.3%, down from 31.3% in fiscal year 2012

•	Non-IFRS gross margin was 30.7%, down from 31.7% in fiscal year 2012

•	Profit from operations was RMB6.8 million (US$1.1 million), compared with RMB25.8 million in fiscal year 2012

•	Non-IFRS profit from operations was RMB31.2 million (US$5.0 million), compared with RMB71.5 million in fiscal year 2012

•	Net profit was RMB17.3 million (US$2.8 million), compared with RMB32.9 million in fiscal year 2012

•	Non-IFRS net profit was RMB41.7 million (US$6.7 million), compared with RMB78.6 million in fiscal year 2012

•	Basic and diluted earnings per common share (“EPS”) were RMB0.07 (US$0.01), which represents the equivalent of RMB0.53 (US$0.08) per ADS

•	Non-IFRS basic and diluted EPS were RMB0.16 (US$0.03), which represents the equivalent of RMB1.28 (US$0.21) per ADS

Michael Tao Song, Chairman and Chief Executive Officer of Sky-mobi, stated, “We were pleased that our fiscal fourth quarter 2013 revenues exceeded the high end of our prior guidance by approximately 28.8% and achieved 9.6% sequential growth. Even though we revised up our full fiscal year guidance last quarter we still managed to beat the high end of the guidance by 6.4%. These results are a testament to our proactive strategy to address the declining feature phone market by focusing on expanding our Maopao Community, which delivered over 13% year-over-year growth through game monetization.

“Our focus remains on the tremendous opportunities associated with China’s fast growing smartphone market, especially the dramatic increase in the adoption of low-end smartphones. This strategy resulted in accelerated growth in the number of smartphone users which more than doubled quarter-over-quarter to over 20 million users. This strength continues to demonstrate the success of our multi-pronged approach for growing our smartphone business. More specifically, our partnerships with over 160 smartphone handset partners continues to provide immediate access to new users through direct pre-installations on smartphones. Also, our established offline presence through physical stores for application installation in partnership with Suning, one of China’s largest consumer electronics and appliance retailers, as well as provincial carrier stores has become an increasingly important growth avenue which has resulted in over 140,000 daily smartphone user additions. Looking ahead, as China’s smartphone market is increasingly driven by the adoption of low-end smartphones, we remain focused on the monetization opportunities available in this segment and are confident in our strategy to service these users, staying in front of China’s evolving marketplace.”

Carl Yeung, Chief Financial Officer of Sky-mobi, commented, “ We were encouraged by our better-than-expected top line performance and the substantial improvement in operating profit and margins we experienced in the past quarter. In addition, through strategic analysis and disciplined investments, we continue to actively roll out our innovative growth initiatives that led to our improved quarter. As a result, we managed to maintain positive cashflow with our cash and deposits position growing to RMB608 million as of March 31, 2013. Given our recent success in navigating the macro shift to smartphones in China, we remain cautiously optimistic as we continue to adjust our model to better target these new emerging opportunities and improve shareholder value over the long term.”

“In addition, beginning this quarter we have started to disclose additional operating metrics for our smartphone operation. We believe this additional disclosure will help investors to better understand our progress in expanding our reach and audience footprint in the increasingly important smartphone business. Combined with our ongoing share repurchase program, we believe that these efforts demonstrate our commitment to generating shareholder value as well as confidence in achieving long-term growth.”

Financial Results for Fourth Quarter 2013

Total Revenues

Sky-mobi provides a revenue breakdown in two forms: by business unit and by source. Revenues by business unit are broken down into: “Application store revenues”, “Maopao Community revenues” and “Other revenues”.

Revenues by source are broken down into three categories: “Revenues collected from carrier channels”, “Revenues collected from third party channels”, and “Other revenues”.

	For the three months ended
	March 31,
	2012	2013	2013
In thousands	(RMB)	(RMB)	(US$)

Revenues by source:
Revenues collected from carrier channels	137,814	114,736	18,473
Revenues collected from third party channels	30,546	34,467	5,550
Other revenues	10,676	11,802	1,901

Total revenues	179,036	161,005	25,924

	For the three months ended
	March 31,
	2012	2013	2013
In thousands	(RMB)	(RMB)	(US$)

Revenues by business unit:
Application store revenues	129,675	105,395	16,969
Maopao Community revenues	38,685	43,808	7,054
Other revenues	10,676	11,802	1,901

Total revenues	179,036	161,005	25,924

The discussion and analysis below focuses on revenues by source, as the Company believes this metric is more useful to investors in analyzing and understanding its business model.

Total revenues for fourth quarter 2013 decreased 10.1% to RMB161.0 million (US$25.9 million) from RMB179.0 million in fourth quarter 2012. The Company currently derives all revenues from its feature phone business.

Revenues collected from carrier channels were RMB114.7 million (US$18.5 million) in fourth quarter 2013, representing 71.3% of total revenues, decreased 16.7% from RMB137.8 million in fourth quarter 2012. Sky-mobi had 1.7 billion user visits and 443.0 million downloads of applications and content from the feature phone Maopao application store in fourth quarter 2013, which decreased from 3.8 billion user visits and 924.7 million downloads in fourth quarter 2012. The decrease in revenues collected from carrier channels was primarily due to fewer user visits and downloads as a result of the anticipated on-going decline in the feature phone market, which was partially offset by higher user activity monetization rate as a result of direct cooperation with wireless carriers and improved content installations.

Revenues collected from third party channels were RMB34.5 million (US$ 5.6 million), up 12.8% from fourth quarter 2012 and contributing 21.4% of total revenues in fourth quarter 2013. The Company collected most of its Maopao Community revenues through this channel. Sky-mobi’s Maopao Community had 10.6 million active members and 608.2 million member log-ins during the fourth quarter 2013, representing a decrease from 17.3 million active members and 775.1 million member log-ins in the fourth quarter 2012. Revenues from the Maopao Community increased due to higher ARPU3 on the Company’s two most popular mobile social games, “Fantasy of Three Kingdoms” and “Fairy Magic World”, despite a decrease in the number of active members and log-ins. The Company expects the revenue contribution collected from third party channels to steadily increase in future quarters.

Other revenues consist of commissions from companies for using Maopao Platform to promote and sell applications (“promotion income”) as well as overseas revenues generated by the Company’s international mobile service providers. Other revenues were RMB11.8 million (US$1.9 million) in fourth quarter 2013, up from RMB10.7 million in fourth quarter 2012, primarily due to the Company’s strengthened efforts in developing its promotional services on the Maopao Platform as well as growth of its application store and related services outside of China.

Cost of Revenues and Gross Profit

Total cost of revenues for fourth quarter 2013 decreased 17.8% to RMB100.6 million (US$16.2 million) compared to RMB122.5 million in fourth quarter 2012.

Total non-IFRS cost of revenues for fourth quarter 2013 decreased 17.7% to RMB100.4 million (US$16.2 million) compared to RMB122.0 million in fourth quarter 2012.

	For the three months ended
	March 31,
	2012	2013	2013
In thousands	(RMB)	(RMB)	(US$)
Cost of revenues:
Costs associated with payments to industry participants	112,013	93,384	15,036
Direct costs	10,461	7,234	1,165

Total cost of revenues:	122,474	100,618	16,201

Gross Margin	31.6%	37.5%
Non-IFRS cost of revenues:
Costs associated with payments to industry participants	112,013	93,384	15,036
Direct costs	10,032	7,022	1,131

Total non-IFRS cost of revenues:	122,045	100,406	16,167

Non-IFRS Gross Margin	31.8%	37.6%

Non-IFRS cost of revenues is defined as cost of revenues excluding share-based compensation expenses. The discussion and analysis below focuses on non-IFRS cost of revenues, which the Company believes more accurately reflects the Company’s operating performance than IFRS cost of revenues.

Sky-mobi strengthened the cooperative relationship with China Mobile in fiscal year 2013 and was granted access to fee-collection codes from China Mobile, which enabled the Company to collect proceeds without having to use service providers as intermediaries. The Company will try to maximize its cooperation with China Mobile directly, as long as the data volume resources granted by China Mobile are not exceeded, to benefit from lower channel costs and faster collection of the proceeds.

Non-IFRS costs associated with payments to industry participants decreased 16.6% to RMB93.4 million (US$15.0 million) in fourth quarter 2013 compared to RMB112.0 million in fourth quarter 2012. This decrease was primarily due to reduced channel costs, which were in-line with the decline in revenues collected from those channels, costs savings from dealing directly with the mobile operators as well as improved cost controls on purchasing mobile content for feature phones. Approximately RMB2.0 million of accrued costs payable were reversed into cost of sales in fourth quarter 2012 while no such reversal occurred in fourth quarter 2013. Such accrued costs are not expected to recur in the current fiscal year.

Non-IFRS direct costs including salaries and benefits, depreciation, office expenses and utilities directly related to the operation of the Maopao application store and the Maopao Community decreased 30.0% to RMB7.0 million (US$1.1 million) in fourth quarter 2013 compared to RMB10.0 million in fourth quarter 2012. The decrease was primarily due to a reduction in overall headcount in the Company’s feature phone market business, which was in line with the Company’s strategy to focus on the smartphone market.

Non-IFRS gross profit for fourth quarter 2013 increased 6.3% to RMB60.6 million (US$9.8 million) compared to RMB57.0 million in fourth quarter 2012. Non-IFRS gross margin in fourth quarter 2013 was 37.6%, up from 31.8% in fourth quarter 2012, mainly due to the higher contribution of promotional income, which has a higher profit margin, as well as lower billing and transmission failure rates and cost savings from direct cooperation with China Mobile on the game platform.

Operating Expenses

Total operating expenses, primarily consisting of employee salaries and benefits, training expenses, travelling, entertainment and office related expenses, decreased 35.5% in fourth quarter 2013 to RMB30.7 million (US$4.9 million) from RMB47.6 million in fourth quarter 2012, primarily due to the decrease in headcount.

Total non-IFRS operating expenses were RMB27.2 million (US$4.4 million) in fourth quarter 2013, a decrease of 32.0% from RMB40.0 million in fourth quarter 2012.

	For the three months ended
	March 31,
	2012	2013	2013
In thousands	(RMB)	(RMB)	(US$)
Operating expenses:
Research and development expenses	20,203	6,049	974
Sales and marketing expenses	7,915	9,184	1,479
General and administrative expenses	19,277	17,267	2,781
Other income and expense	179	(1,823)	(294)

Total operating expenses	47,574	30,677	4,940

Non-IFRS operating expenses:
Research and development expenses	19,257	5,532	891
Sales and marketing expenses	7,507	9,038	1,456
General and administrative expenses	13,039	14,449	2,327
Other income and expense	179	(1,823)	(294)

Total non-IFRS operating expenses	39,982	27,196	4,380

Non-IFRS operating expenses are defined as operating expenses excluding share-based compensation expense. The discussion and analysis below focuses on non-IFRS operating expenses, which the Company believes are more useful to investors to understand the Company’s operating activities than IFRS operating expenses.

The Company’s employee headcount decreased 16.3% to 489 as of March 31, 2013 from 584 as of March 31, 2012 as described in the table below. The decrease in headcount was a result of the Company’s reorganization, which rebalanced the Company’s overall headcount to focus on smartphone application development and reducing resources allocated to the feature phone group.

The sharp decrease in research and development expenses was primarily due to RMB6 million reversal of accrued annual bonus in this quarter as a result of the performance review and office cost control measures in addition to the decrease in headcount.

	As of March 31, 2012	As of December 31, 2012	As of March 31, 2013
Headcount
Operations	115	97	78
Research and development	293	248	218
Sales and marketing	80	85	111
General and administrative	96	91	82

Total Headcount	584	521	489

Net profit and EPS

Net profit in fourth quarter 2013 increased 151.7% to RMB30.2 million (US$4.9 million) from RMB12.0 million in fourth quarter 2012.

Non-IFRS net profit in fourth quarter 2013 increased 69.3% to RMB33.9 million (US$5.5 million) from RMB20.0 million in fourth quarter 2012.

Basic and diluted EPS in fourth quarter 2013 were RMB0.12 (US$0.02), which represent the equivalent of RMB0.95 (US$0.15) per ADS.

Non-IFRS basic and diluted EPS in fourth quarter 2013 were RMB0.13 (US$0.02), which represent the equivalent of RMB1.06 (US$0.17) per ADS.

The weighted average number of ADSs used to calculate basic and diluted earnings per ADS for fourth quarter 2013 were 31,529,139.

Common Shares

Sky-mobi had 250.4 million common shares outstanding as of March 31, 2013, or the equivalent of 31.3 million ADSs outstanding.

Other Operating Data

The following table sets forth total feature phone application store downloads and smart phone application store downloads for the periods indicated:

	For the three months ended March 31,
In millions	2012	2013	% change
Feature Phone Application Store
User visits	3,754.7	1,699.6	-54.7%
Single-user application and content downloads
Single-player games	366.8	166.6	-54.6%
Other Single-user applications and content titles	505.1	244.5	-51.6%

Total Single-user application and content downloads	871.9	411.1	-52.9%

Multiplayer games downloads	52.8	31.9	-39.6%

Total Feature Phone application store downloads	924.7	443.0	-52.1%

For the three months ended March 31,
In millions	2013
Smart Phone Application Store
User visits	251.8
Single-user application and content downloads
Single-player games	32.6
Other Single-user applications and content titles	52.4

Total Single-user application and content downloads	85.0

Multiplayer games downloads	0.4

Total Smart Phone application store downloads	85.4

The following table sets forth the number of registered, active members and member log-ins in our Maopao Community as of the dates indicated:

	As of March 31,
In millions	2012	2013	% change
Number of registered members	170.6	248.3	45.5%

	For the three months ended March 31,
In millions	2012	2013	% change
Maopao Community
Number of active members	17.3	10.6	-38.7%
Number of member log-ins	775.1	608.2	-21.5%

Business Outlook

For the fiscal first quarter 2014 ending June 30, 2013, Sky-mobi expects total revenues to be in the range of RMB 100 million to RMB 115 million.

These are Sky-mobi’s current projections, which are subject to change.

Recent Developments

In April, 2013, the Company announced that its board of directors has appointed Mr. Jimmy Lai, CPA, as the Company’s independent director and a member of the audit committee. Mr. Lai succeeds Mr. Fan Bao, who has resigned from his position as an independent director and a member of the audit committee due to personal reasons.

Mr. Jimmy Lai has more than twenty years of finance and leadership experience with leading gaming, mobile and technology companies in the United States and China. Mr. Lai recently served as the CFO of Gamewave Group Ltd, the largest web game provider and the leading provider of interactive entertainment services in China. Previously, he served as the CFO for several US-listed and private companies, including Daqo New Energy Corp, a leading polysilicon manufacturer based in China, and Linktone Ltd, a leading provider of interactive entertainment products and services in China. Earlier in his career, he worked in various financial roles at Semiconductor Manufacturing International Corp, one of the leading semiconductor foundries in the world, and AMX Corp, a leading global system control company. Mr. Lai received a MBA degree from the University of Texas at Dallas, and a bachelor’s degree in statistics from the National Cheng Kung University in Taiwan.

Conference Call and Webcast

Sky-mobi’s management team will host a conference call today May 13, 2013 at 8:00 AM EST, (or 5:00 AM U.S. Pacific Standard Time and 8:00 PM, Beijing/Hong Kong time) to discuss the Company’s results. Listeners may access the call by dialing the following numbers:

United States:	+1-646-254-3515
International Toll Free:	+1-855-500-8701
China Domestic:	400-1200654
Hong Kong:	+852-3051-2745
Conference ID:	#59022897

The replay will be accessible through May 20, 2013 by dialing the following numbers:

United States Toll Free:	+1- 855-452-5696
International:	+61-2-8199-0299
Conference ID:	#59022897

A webcast of the conference call will be available on the Company’s investor relations website at http://ir.sky-mobi.com

About Non-IFRS Financial Measures

To supplement its consolidated financial statements prepared in accordance with International Financial Reporting Standards, or IFRS, Sky-mobi uses several non-IFRS financial measures defined below. The Company believes management and investors benefit from non-IFRS financial measures in assessing the Company’s performance and prospects. Specifically, the Company believes that non-IFRS financial measures provide meaningful supplemental information regarding its performance by excluding certain items that may not be indicative of the Company’s operating performance.

The presentation of this additional information is not meant to be considered superior to, in isolation from or as a substitute for results prepared in accordance with IFRS. A limitation of using non-IFRS cost of revenues, gross profit, operating expenses, profit from operations, net profit and net profit per share is that these non-IFRS measures exclude share-based compensation expenses that have been and will continue to be for the foreseeable future a significant recurring expense. Management provides specific information regarding the IFRS amounts excluded from each non-IFRS measure. For more information on these non-IFRS financial measures, please see the tables containing reconciliations of non-IFRS financial measures to comparable IFRS measures in this release.

Definitions of Non-IFRS Measures

Non-IFRS cost of revenues is defined as cost of revenues excluding share-based compensation expenses.

Non-IFRS gross profit is defined as revenues less non-IFRS cost of revenues.

Non-IFRS operating expenses are defined as operating expenses excluding share-based compensation expenses.

Non-IFRS profit from operations is defined as Non-IFRS gross profit less non-IFRS operating expenses.

Non-IFRS net profit is defined as non-IFRS profit from operations plus/minus other gains or losses and share of results of associates, less impairment of investments in associates and income tax.

Non-IFRS basic and diluted earnings per common share/ADS are defined as non-IFRS net profit attributable to owners of the Company divided by weighted average outstanding shares/ADSs during the period.

Explanatory Notes

This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.2108 to US$1.00, the exchange rate at March 29, 2013 as set forth in the H.10 statistical release of the Federal Reserve Board.

When calculating the number of Maopao users, Sky-mobi counts an individual who uses a particular handset with a particular SIM card to access Maopao as one user. Therefore, an individual who accesses Maopao through one handset with two SIM cards separately will be counted as two users, while an individual who accesses Maopao through two handsets using the same SIM card will also be counted as two users.

The number of downloads of application and content titles on Maopao refers to the number of requests made by mobile users for downloading a particular application or a content title, or for authorization to access to a specified feature of a particular application or a content title from Maopao. A user may make multiple download requests for an application depending on the complexity of the application and whether interruptions occurred during the downloading process.

The number of active members of the Maopao Community refers to the number of registered members who logged on to the Maopao Community at least twice during a month for the relevant quarter.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “may,” “will,” “believes,” “expects,” “anticipates,” “intends,” “estimates,” “plans,” “continues” or other similar expressions, the negative of these terms, or other comparable terminology. Such statements, including the statements relating to the Company’s business outlook, are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Potential risks and uncertainties include the effectiveness, profitability, and marketability of the Company’s solutions; the Company’s limited operating history; measures introduced by the PRC government and mobile network operators aimed at mobile applications-related services; the Company’s revenue projections for future periods; the Company’s ability to maintain relationships with handset companies, content providers and payment service providers; its dependence on mobile service providers and mobile network operators for the collection of a substantial majority of its revenues; billing and transmission failures, which are often beyond the Company’s control; its ability to compete effectively; its ability to capture opportunities in the growing smart phone market; its ability to obtain and maintain applicable permits and approvals; general economic and business conditions; the volatility of the Company’s operating results and financial condition; the Company’s ability to attract or retain qualified senior management personnel and research and development staff; and other risks described in the Company’s filings with the Securities and Exchange Commission, including its annual report on Form 20-F filed on June 29, 2012.These forward-looking statements are based on current expectations, assumptions, estimates and projections about the Company and its industry. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

About Sky-mobi Limited

Sky-mobi Limited operates the leading mobile application store in China in terms of the user visits to the Company’s Maopao application store. The Company works with handset companies to pre-install its Maopao mobile application store on handsets and with content providers to provide users with applications and content titles. Users of its Maopao store can browse, download, and enjoy a range of applications and content, such as single-player games, mobile music, and books. The Company’s Maopao store enables mobile applications and content to be downloaded and run on various mobile handsets with different hardware and operating system configurations. The Company also operates a mobile social network community in China, the Maopao Community, where it offers mobile social games, as well as applications and content with social network functions to its registered members. The Company is based in Hangzhou, the People’s Republic of China. For more information, please visit: www.sky-mobi.com.

Contact:

Sky-mobi Limited Mr. Carl Yeung, CFO Phone: + (86) 571-87770978 (China) Email: investor.relations@sky-mobi.com	ICR Inc Jeremy Peruski, Senior Vice President Phone: + (1) (646) -915-1615 (US) Email: investor.relations@sky-mobi.com

FINANCIAL TABLES FOLLOW

Sky-mobi Limited

Unaudited Consolidated Statements of Comprehensive Income (IFRS)

	For the three months ended			For the year ended
	March 31,			March 31,
	2012	2013	2013	2012	2013	2013
In thousands	(RMB)	(RMB)	(US$)	(RMB)	(RMB)	(US$)
(Except for share and per share data)
Revenues	179,036	161,005	25,924	685,563	601,107	96,784
Cost of revenues	(122,474)	(100,618)	(16,201)	(471,025)	(418,780)	(67,428)

Gross profit	56,562	60,387	9,723	214,538	182,327	29,356

Research and development expenses	(20,203)	(6,049)	(974)	(71,088)	(73,027)	(11,758)
Sales and marketing expenses	(7,915)	(9,184)	(1,479)	(37,361)	(35,369)	(5,695)
General and administrative expenses	(19,277)	(17,267)	(2,781)	(83,996)	(69,491)	(11,189)
Other income and expense	(179)	1,823	294	3,675	2,320	374

Total operating expenses	(47,574)	(30,677)	(4,940)	(188,770)	(175,567)	(28,268)

Profit from operations	8,988	29,710	4,783	25,768	6,760	1,088
Other gains and losses	3,983	3,696	596	11,649	15,531	2,502
Impairment of investments in associates	—	(1,367)	(221)	—	(1,367)	(221)
Share of results of associates	(151)	494	80	(886)	(935)	(151)

Profit before tax	12,820	32,533	5,238	36,531	19,989	3,218
Income tax expenses	(827)	(2,342)	(377)	(3,602)	(2,733)	(440)

Profit for the period	11,993	30,191	4,861	32,929	17,256	2,778

Total comprehensive profit for the period	11,993	30,191	4,861	32,929	17,256	2,778

Profit and total comprehensive income attributable to:	12,003	30,232	4,868	32,969	17,112	2,755
- Owners of the Company
- Non-controlling interests	(10)	(41)	(7)	(40)	144	23

	11,993	30,191	4,861	32,929	17,256	2,778

Earnings per common share
Basic	0.13	0.12	0.02	0.13	0.07	0.01
Diluted	0.13	0.12	0.02	0.13	0.07	0.01
Weight average number of ADS
Basic	32,193,345	31,552,403		32,178,563	32,095,966
Diluted	32,193,345	31,552,403		32,283,795	32,095,966
Weight average number of shares
Basic	257,546,760	252,419,221		257,428,502	256,767,732
Diluted	257,546,760	252,419,221		258,270,359	256,767,732

Unaudited Reconciliations of non-IFRS financial measures

to comparable IFRS financial measures

	For the three months ended March 31,			For the year ended March 31,
	2012	2013	2013	2012	2013	2013
In thousands	(RMB)	(RMB)	(US$)	(RMB)	(RMB)	(US$)
(Except for share and per share data)
IFRS cost of revenues	(122,474)	(100,618)	(16,201)	(471,025)	(418,780)	(67,428)
Less: share-based compensation expenses	429	212	34	2,939	2,473	398

Non-IFRS cost of revenues	(122,045)	(100,406)	(16,167)	(468,086)	(416,307)	(67,030)

IFRS gross profit	56,562	60,387	9,723	214,538	182,327	29,356
Add: share-based compensation expenses	429	212	34	2,939	2,473	398

Non-IFRS gross profit	56,991	60,599	9,757	217,477	184,800	29,754

Total IFRS operating expenses	(47,574)	(30,677)	(4,940)	(188,770)	(175,567)	(28,268)
Less: share-based compensation expenses	7,592	3,481	560	42,744	21,984	3,540

Total non-IFRS operating expenses	(39,982)	(27,196)	(4,380)	(146,026)	(153,583)	(24,728)

IFRS profit from operations	8,988	29,710	4,783	25,768	6,760	1,088
Add: share-based compensation expenses	8,021	3,693	594	45,683	24,457	3,938

Non-IFRS profit from operations	17,009	33,403	5,377	71,451	31,217	5,026

IFRS net profit for the period	11,993	30,191	4,861	32,929	17,256	2,778
Add: share-based compensation expenses	8,021	3,693	594	45,683	24,457	3,938

Non-IFRS net profit for the period	20,014	33,884	5,455	78,612	41,713	6,716

Non-IFRS earnings per common share
Basic	0.30	0.13	0.02	0.31	0.16	0.03
Diluted	0.30	0.13	0.02	0.30	0.16	0.03
Weight average number of shares
Basic	257,546,760	252,419,221		257,428,502	256,767,732
Diluted	257,546,760	252,419,221		258,270,359	256,767,732

Sky-mobi Limited

Unaudited Consolidated Statements of Financial Position (IFRS)

	As of	As of
	December 31,	March 31,	March 31,
	2012	2013
In thousands	(RMB)	(RMB)	(US$)
ASSETS
Current assets
Cash and cash equivalents	40,952	135,025	21,740
Term deposits	563,482	473,277	76,202
Trade and other receivables	75,929	81,009	13,043
Amounts due from related parties	1,126	523	84

Total current assets	681,489	689,834	111,069

Non-current assets
Property and equipment	20,116	15,170	2,443
Investments in associates	13,609	22,371	3,602
Available-for-sale investments	7,195	7,167	1,154
Prepayment for investment	—	3,000	483
Other non-current assets	3,490	3,303	532
Deferred tax assets	2,210	1,765	284

Total non-current assets	46,620	52,776	8,498

Total assets	728,109	742,610	119,567

EQUITY AND LIABILITIES
Current liabilities
Trade and other payables	137,431	122,119	19,662
Income tax liabilities	2,889	4,787	771
Amounts due to related parties	956	4,054	653
Deferred revenue	10,127	9,062	1,459

Total current liabilities	151,403	140,022	22,545

Total liabilities	151,403	140,022	22,545

Equity
Share capital	92	89	14
Share premium	626,498	625,651	100,736
Reserves	176,178	172,718	27,809
Treasury stock	(3)	(2)	(0)
Deficit	(228,058)	(197,826)	(31,852)

Equity attributable to owners of the Company	574,707	600,630	96,707
Non-controlling interests	1,999	1,958	315

Total equity	576,706	602,588	97,022
Total equity and liabilities	728,109	742,610	119,567